Preliminary Pricing Supplement No. 12,516

Registration Statement Nos. 333-275587; 333-275587-01

Dated December 3, 2025

Filed pursuant to Rule 424(b)(2)

Morgan Stanley Finance LLC

Structured Investments

Callable Jump Notes due December 19, 2030

Based on the Performance of the S&P 500® Futures Excess Return Index

Fully and Unconditionally Guaranteed by Morgan Stanley

￭The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented or modified by this document. The notes do not provide for the regular payment of interest.

￭Call feature. We will redeem the notes on any redemption date, for a redemption payment that will increase over the term of the notes, if and only if the output of a risk neutral valuation model on a business day that is at least 2 but no more than 5 business days prior to such redemption date, based on the inputs indicated under “Call feature” below, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. An early redemption of the notes will not automatically occur based on the performance of the underlier, and no further payments will be made on the notes once they have been redeemed.

￭Payment at maturity. If the notes have not been redeemed prior to maturity and the final level is greater than the initial level, investors will receive the stated principal amount plus the upside payment. If, however, the final level is equal to or less than the initial level, investors will receive only the stated principal amount at maturity.

￭The notes are for investors who are concerned about principal risk and who are willing to forgo current income in exchange for the repayment of principal at maturity and the possibility of receiving a redemption payment or payment at maturity that exceeds the stated principal amount. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

￭All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

TERMS
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and issue price” below)
Aggregate principal amount:	$
Underlier:	S&P 500® Futures Excess Return Index (the “underlying index”)
Strike date:	December 15, 2025
Pricing date:	December 15, 2025
Original issue date:	December 18, 2025
Observation date:	December 16, 2030, subject to postponement for non-trading days and certain market disruption events
Maturity date:	December 19, 2030
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	Approximately $952.80 per note, or within $55.00 of that estimate. See “Estimated Value of the Notes” on page 4.
Commissions and issue price:	Price to public	Agent’s commissions and fees(1)	Proceeds to us(2)
Per note	$1,000	$	$
Total	$	$	$

(1)Selected dealers and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $ for each security they sell. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)See “Use of Proceeds and Hedging” in the accompanying product supplement.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. When you read the accompanying index supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. Please also see “Additional Terms of the Notes” and “Additional Information About the Notes” at the end of this document.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Product Supplement for Notes dated February 7, 2025 Index Supplement dated November 16, 2023

Prospectus dated April 12, 2024

Morgan Stanley Finance LLC

Callable Jump Notes

Terms continued from the previous page
Call feature:

The notes are not subject to early redemption until the first redemption date. Beginning on the first redemption date, an early redemption, in whole but not in part, will occur on a redemption date if and only if the output of a risk neutral valuation model on a business day that is at least 2 but no more than 5 business days prior to such redemption date, as selected by the calculation agent (the “determination date”), taking as input: (i) prevailing reference market levels, volatilities and correlations, as applicable and in each case as of the determination date and (ii) Morgan Stanley’s credit spreads as of the pricing date, indicates that redeeming on such date is economically rational for us as compared to not redeeming on such date. If we call the notes, we will give you notice at least 2 business days before the redemption date specified in the notice. No further payments will be made on the notes once they have been redeemed.

First redemption date:	December 23, 2026, subject to postponement for non-trading days and certain market disruption events
Redemption dates:	As set forth under “Redemption Dates and Redemption Payments” below
Redemption payment:

The redemption payment with respect to a redemption date will be an amount in cash per stated principal amount corresponding to a return of at least approximately 12.00% per annum, as set forth under “Redemption Dates and Redemption Payments” below. The actual redemption payment amounts will be determined on the pricing date.

Payment at maturity per note:

If the notes have not been redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

•If the final level is greater than the initial level:

stated principal amount + upside payment

•If the final level is equal to or less than the initial level:

stated principal amount

Under no circumstances will the payment at maturity be less than the stated principal amount.

Upside payment:	stated principal amount × participation rate × underlier percent change
Underlier percent change:	(final level – initial level) / initial level
Participation rate:	122%
Final level:	The closing level of the underlier on the observation date
Initial level:	, which is the closing level of the underlier on the strike date
CUSIP:	61779TH59
ISIN:	US61779TH596
Listing:	The notes will not be listed on any securities exchange.

Redemption Dates and Redemption Payments

Redemption Date		Redemption Payment (per Note)
#1	December 23, 2026	$1,120.00
#2	January 21, 2027	$1,130.00
#3	February 19, 2027	$1,140.00
#4	March 18, 2027	$1,150.00
#5	April 20, 2027	$1,160.00
#6	May 20, 2027	$1,170.00
#7	June 18, 2027	$1,180.00
#8	July 20, 2027	$1,190.00
#9	August 19, 2027	$1,200.00
#10	September 20, 2027	$1,210.00
#11	October 20, 2027	$1,220.00
#12	November 18, 2027	$1,230.00
#13	December 20, 2027	$1,240.00
#14	January 21, 2028	$1,250.00
#15	February 18, 2028	$1,260.00
#16	March 20, 2028	$1,270.00
#17	April 20, 2028	$1,280.00
#18	May 18, 2028	$1,290.00
#19	June 21, 2028	$1,300.00
#20	July 20, 2028	$1,310.00

Morgan Stanley Finance LLC

Callable Jump Notes

Redemption Date		Redemption Payment (per Note)
#21	August 18, 2028	$1,320.00
#22	September 20, 2028	$1,330.00
#23	October 19, 2028	$1,340.00
#24	November 20, 2028	$1,350.00
#25	December 20, 2028	$1,360.00
#26	January 19, 2029	$1,370.00
#27	February 21, 2029	$1,380.00
#28	March 20, 2029	$1,390.00
#29	April 19, 2029	$1,400.00
#30	May 18, 2029	$1,410.00
#31	June 21, 2029	$1,420.00
#32	July 19, 2029	$1,430.00
#33	August 20, 2029	$1,440.00
#34	September 20, 2029	$1,450.00
#35	October 18, 2029	$1,460.00
#36	November 20, 2029	$1,470.00
#37	December 20, 2029	$1,480.00
#38	January 18, 2030	$1,490.00
#39	February 21, 2030	$1,500.00
#40	March 20, 2030	$1,510.00
#41	April 18, 2030	$1,520.00
#42	May 20, 2030	$1,530.00
#43	June 21, 2030	$1,540.00
#44	July 18, 2030	$1,550.00
#45	August 20, 2030	$1,560.00
#46	September 19, 2030	$1,570.00
#47	October 18, 2030	$1,580.00
#48	November 20, 2030	$1,590.00

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Callable Jump Notes

Estimated Value of the Notes

The original issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than $1,000. Our estimate of the value of the notes as determined on the pricing date will be within the range specified on the cover hereof and will be set forth on the cover of the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlier, instruments based on the underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlier, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, to the extent that MS & Co. may buy or sell the notes in the secondary market during the amortization period specified herein, absent changes in market conditions, including those related to the underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

Morgan Stanley Finance LLC

Callable Jump Notes

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity if we do not redeem the notes based on the output of a risk neutral valuation model prior to maturity. The following examples are for illustrative purposes only. The payment at maturity will be determined by reference to the closing level of the underlier on the observation date. The actual initial level will be determined on the strike date. All payments on the notes are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for ease of analysis. The below examples are based on the following terms:

Stated principal amount:	$1,000 per note
Hypothetical initial level:	100.00*
Participation rate:	122%

*The hypothetical initial level of 100.00 for the underlier has been chosen for illustrative purposes only and does not represent the actual initial level of the underlier. Please see “Historical Information” below for historical data regarding the actual closing levels of the underlier.

How to calculate the payment at maturity (if the notes have not been redeemed prior to maturity):

The hypothetical examples below illustrate how to calculate the payment at maturity if we do not redeem the notes based on the output of a risk neutral valuation model prior to maturity.

	Final Level	Payment at Maturity per Note
Example #1	120.00 (greater than the initial level)	stated principal amount + upside payment = stated principal amount + (stated principal amount × participation rate × underlier percent change) = $1,000 + ($1,000 × 122% × 20%) = $1,244
Example #2	80.00 (equal to or less than the initial level)	$1,000

In example #1, the final level is greater than the initial level. Therefore, investors receive at maturity the stated principal amount plus 122% of the appreciation of the underlier over the term of the notes.

In example #2, the final level is equal to or less than the initial level. Therefore, investors receive at maturity the stated principal amount.

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Callable Jump Notes

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Risks Relating to an Investment in the Notes

￭The notes may not pay more than the stated principal amount at maturity. If we do not redeem the notes based on the output of a risk neutral valuation model prior to maturity and the final level is equal to or less than the initial level, you will receive only the stated principal amount at maturity, and you will not receive a positive return on your investment.

￭The notes do not pay interest. Because the notes do not pay interest, if we do not redeem the notes based on the output of a risk neutral valuation model prior to maturity and the final level is equal to or less than the initial level, you will not receive a positive return on your investment, and therefore the overall return on the notes (the effective yield to maturity) will be less than the amount that would be paid on an ordinary debt security. Accordingly, the return of only the stated principal amount at maturity will not compensate you for the effects of inflation and other factors relating to the value of money over time.

￭If we redeem the notes based on the output of a risk neutral valuation model prior to maturity, the appreciation potential of the notes is limited by the fixed redemption payment specified for each redemption date. If we redeem the notes based on the output of a risk neutral valuation model on any redemption date, the appreciation potential of the notes is limited by the fixed redemption payment, and no further payments will be made on the notes once they have been redeemed. If the notes are redeemed prior to maturity, you will not participate in any appreciation of the underlier, which could be significant. The fixed redemption payment may be less than the payment at maturity you would receive had the notes not been redeemed and instead remained outstanding until maturity.

￭The notes are subject to early redemption risk. The term of your investment in the notes will be shortened if we redeem the notes based on the output of a risk neutral valuation model on any redemption date. In accordance with the risk neutral valuation model determination noted herein, it is more likely that we will redeem the notes when it would be advantageous for you to continue to hold them. As such, we will be more likely to redeem the notes when not redeeming the notes would result in an amount payable on the notes that is greater than instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to maturity, you will receive no further payments on the notes, may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

On the other hand, we will be less likely to redeem the notes when the final level of the underlier is expected to be less than the initial level, such that you will not receive a positive return on the notes. Under no circumstances will we redeem the notes prior to the first redemption date.

￭The market price of the notes may be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market. We expect that generally the value of the underlier at any time will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include:

othe volatility (frequency and magnitude of changes in value) of the underlier;

ointerest and yield rates in the market;

ogeopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlier or equity markets generally;

othe availability of comparable instruments;

othe composition of the underlier and changes in the component securities of the underlier;

othe time remaining until the notes mature; and

oany actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above. For example, you may have to sell your notes at a substantial discount from the stated principal amount if, at the time of sale, the closing level of the underlier is at, below or not sufficiently above the initial level, or if market interest rates rise.

You can review the historical closing levels of the underlier in the section of this document called “Historical Information.” You cannot predict the future performance of the underlier based on its historical performance. The value of the underlier may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. There can be no assurance that the final level will be greater than the initial level so that you receive a payment at maturity that exceeds the stated principal amount of the notes.

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Callable Jump Notes

￭The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on our ability to pay all amounts due on the notes, and, therefore, you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, to the extent that MS & Co. may buy or sell the notes in the secondary market during the amortization period specified herein, absent changes in market conditions, including those related to the underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the notes may be influenced by many unpredictable factors” above.

￭The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

￭As discussed in more detail in the accompanying product supplement, investing in the notes is not equivalent to investing in the underlier(s).

￭You may be required to recognize taxable income on the notes prior to maturity. If you are a U.S. investor in a note, under

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Callable Jump Notes

the treatment of a note as a contingent payment debt instrument, you will generally be required to recognize taxable interest income in each year that you hold the note. In addition, any gain you recognize under the rules applicable to contingent payment debt instruments will generally be treated as ordinary interest income rather than capital gain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Risks Relating to the Underlier(s)

￭Because your return on the notes will depend upon the performance of the underlier(s), the notes are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oHigher future prices of a futures contract to which the underlier is linked relative to its current prices may adversely affect the value of the underlier and the value of the notes.

oSuspensions or disruptions of market trading in futures markets could adversely affect the value of the notes.

oLegal and regulatory changes could adversely affect the return on and value of the notes.

￭Adjustments to the S&P 500® Futures Excess Return Index could adversely affect the value of the notes. As the underlying index publisher for the S&P 500® Futures Excess Return Index, S&P® Dow Jones Indices LLC can make methodological changes that could change the value of such underlying index. Any of these actions could adversely affect the value of the notes. An underlying index publisher has no obligation to consider your interests in calculating or revising an underlying index. An underlying index publisher may discontinue or suspend calculation or publication of an underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index. MS & Co. could have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.

Risks Relating to Conflicts of Interest

In engaging in certain activities described below and as discussed in more detail in the accompanying product supplement, our affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes.

￭The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. As calculation agent, MS & Co. will make any determinations necessary to calculate any payment(s) on the notes. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, which may adversely affect your return on the notes. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

￭Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

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Callable Jump Notes

Historical Information

S&P 500® Futures Excess Return Index Overview

Bloomberg Ticker Symbol: SPXFP

The S&P 500® Futures Excess Return Index is an equity futures index that measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract (its “futures contract”) trading on the Chicago Mercantile Exchange. The underlying index publisher with respect to the S&P 500® Futures Excess Return Index is S&P® Dow Jones Indices LLC, or any successor thereof. E-mini S&P 500 futures contracts are U.S. dollar-denominated futures contracts based on the performance of the S&P 500® Index (its “reference index”). For additional information about the S&P 500® Index and how it is calculated and maintained, see “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement. For additional information about the S&P 500® Futures Excess Return Index, see the information set forth under “Annex A—S&P 500® Futures Excess Return Index” below.

The closing level of the underlier on December 1, 2025 was 556.83. The following graph sets forth the daily closing levels of the underlier for the period noted below. We obtained the historical information presented in this document from Bloomberg Financial Markets, without independent verification. The underlier has at times experienced periods of high volatility. You should not take the historical closing levels of the underlier as an indication of its future performance, and no assurance can be given as to the closing level of the underlier at any time.

Underlier Daily Closing Levels January 1, 2020 to December 1, 2025

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Callable Jump Notes

Additional Terms of the Notes

Please read this information in conjunction with the terms on the cover of this document.

Additional Terms:
If the terms described herein are inconsistent with those described in the accompanying product supplement, index supplement or prospectus, the terms described herein shall control.
Denominations:	$1,000 per note and integral multiples thereof
Amortization period:	The 6-month period following the issue date
Trustee:	The Bank of New York Mellon
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)

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Callable Jump Notes

Additional Information About the Notes

Additional Information:
Minimum ticketing size:	$1,000 / 1 note
United States federal income tax considerations:

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Generally, this discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to an underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a note.

The notes should be treated as debt instruments for U.S. federal income tax purposes. Based on current market conditions, we intend to treat the notes for U.S. federal income tax purposes as contingent payment debt instruments, or “CPDIs,” as described in “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement.  Under this treatment, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes during the year. Upon a taxable disposition of a note, you generally will recognize taxable income or loss equal to the difference between the amount received and your tax basis in the notes. You generally must treat any income realized as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss, the deductibility of which is subject to limitations.

We will determine the comparable yield for the notes and will provide that comparable yield, and the projected payment schedule, or information about how to obtain them, in the final pricing supplement for the notes.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount(s) that we will pay on the notes.

Non-U.S. Holders. If you are a Non-U.S. Holder, please also read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with respect to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Additional considerations:

Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:

Selected dealers and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $ for each security they sell.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS &

Morgan Stanley Finance LLC

Callable Jump Notes

Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Where you can find more information:

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the product supplement and the index supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about Morgan Stanley and this offering. When you read the accompanying index supplement, please note that all references in such supplement to the prospectus dated November 16, 2023, or to any sections therein, should refer instead to the accompanying prospectus dated April 12, 2024 or to the corresponding sections of such prospectus, as applicable. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MSFL, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 1-(800)-584-6837.

Terms used but not defined in this document are defined in the product supplement, in the index supplement or in the prospectus. Each of the product supplement, the index supplement and the prospectus can be accessed via the hyperlinks set forth on the cover of this document.

Morgan Stanley Finance LLC

Callable Jump Notes

Annex A—S&P 500® Futures Excess Return Index

The S&P 500® Futures Excess Return Index (the “SPXFP Index”) is an equity futures index that measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract (its “futures contract”) trading on the Chicago Mercantile Exchange (the “CME”). The underlying index publisher with respect to the SPXFP Index is S&P® Dow Jones Indices LLC (“S&P®”), or any successor thereof. E-mini S&P 500 futures contracts are U.S. dollar-denominated futures contracts based on the performance of the S&P 500® Index (its “reference index”). For additional information about the S&P 500® Index and how it is calculated and maintained, see “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement.

The SPXFP Index is the excess return version of the S&P 500 Futures Index, which measures the performance of the nearest maturing quarterly E-mini S&P 500 futures contract trading on the CME. The SPXFP Index includes a provision for the replacement of the E-mini S&P 500 futures contract as the contract approaches maturity (also referred to as “rolling” or “the roll”). This replacement occurs over a one-day rolling period every March, June, September and December, effective after the close of trading five business days preceding the last trading date of the E-mini S&P 500 futures contract.

S&P® is a joint venture between S&P® Global, Inc. (majority owner) and CME Group Inc. (minority owner), owner of CME Group Index Services LLC. The SPXFP Index is reported by Bloomberg under the ticker symbol “SPXFP.” All information contained in this document regarding the SPXFP Index has been derived from publicly available information, without independent verification.

E-Mini S&P 500 Futures Contract

The SPXFP Index is constructed from the front-quarter E-mini S&P 500 futures contract. Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period. The futures contract is rolled forward once a quarter, effective after the close of trading five business days prior to expiration.

The E-mini S&P 500 futures (“ES”) contracts are U.S. dollar-denominated futures contracts, based on the S&P 500® Index, traded on the CME, representing a contract unit of $50 multiplied by the reference index, measured in dollars and cents per index point. The ES contracts are listed for the nearest twenty-one consecutive quarters, for each March, June, September and December. Trading of the ES contracts terminates at 9:30 A.M. Eastern time on the third Friday of the contract month. The daily settlement prices of the ES contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity on lead month-second month spread contracts) on the CME during a specified settlement period. The final settlement price of ES contracts is based on the opening prices of the component stocks in the reference index, determined on the third Friday of the contract month. For more information about the reference index, see “S&P® U.S. Indices—S&P 500® Index” in the accompanying index supplement.

SPXFP Index Calculation

The SPXFP Index, calculated from the price change of the futures contract, reflects the excess return of the S&P 500 Futures Index. The level of the SPXFP Index on a trading day is calculated as follows:

IndexERd = IndexERd-1 × (1 + CDRd)

where:

IndexERd-1	=	The Excess Return Index level on the preceding business day, defined as any date on which the index is calculated
CDRd	=	The Contract Daily return, defined as:
where:
		t	=	The business day on which the calculation is made
		TDW0t	=	Total Dollar Weight Obtained on t, defined as: CRW1t-1 × DCRP1t + CRW2t-1 × DCRP2t
		TDWIt-1	=	Total Dollar Weight Invested on the business day preceding t, defined as: CRW1t-1 × DCRP1t-1 + CRW2t-1 × DCRP2t-1
		CRW1	=	The contract roll weight of the first nearby contract expiration
		CRW2	=	The contract roll weight of the roll in contract expiration
		DCRP t	=	The Daily Contract Reference Price (the official closing price per futures contract, as designated by the relevant exchange) of the futures contract

The SPXFP Index is calculated on an excess return basis, meaning that the level of the SPXFP Index is determined by its weighted return reduced by the return that could be earned on a notional cash deposit at the notional interest rate, which is a rate equal to the federal funds rate.

Morgan Stanley Finance LLC

Callable Jump Notes

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date of this pricing supplement, the futures contract is an exchange-traded futures contract. A futures contract provides for a specified settlement month in which the cash settlement is made by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. However, the SPXFP Index is not a total return index and does not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house. Futures exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

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The notes are not sponsored, endorsed, sold or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPXFP Index to track general stock market performance. The SPXFP Index is determined, composed and calculated by S&P® without regard to us or the notes. S&P® has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the SPXFP Index. S&P® is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P® DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SPXFP INDEX, THE REFERENCE INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPXFP INDEX, THE REFERENCE INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SPXFP INDEX, THE REFERENCE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P® HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC.